Exhibit 99.1

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	Dec. 28,	Sept. 28,
	2013	2013
		(note 2)

ASSETS
Current assets:
Cash and cash equivalents	$44	$73
Restricted cash	8	1
Trade and other receivables	174	157
Inventories (note 3)	247	237
Prepaid expenses	5	6
Assets classified as held for sale	7	7
	485	481

Property, plant and equipment (note 4)	532	496
Biological assets	2	5
Employee future benefits	40	24
Other long-term receivables	10	10
Deferred tax assets	6	5
	$1,075	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 5)	$61	$57
Trade, other payables and accrued charges	191	195
Interest payable	2	10
Income tax payable	9	8
Provisions	6	6
Current portion of long-term debt (note 6)	16	16
	285	292

Long-term debt (note 6)	414	369
Provisions	12	12
Employee future benefits	108	127
Other long-term liabilities	2	2
	821	802
Shareholders' equity:
Share capital	567	567
Deficit	(330)	(354)
Accumulated other comprehensive earnings	17	6
	254	219
	$1,075	$1,021

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Sales	$354	$376
Freight and other deductions	44	50
Lumber export taxes	1	1
Cost of sales (excluding depreciation and amortization)	278	286
Selling, general and administrative	17	19
Share-based compensation	1	1
Depreciation and amortization	8	11
Other items (note 8)	(14)	1
Operating earnings	19	7

Interest, foreign exchange and other	9	12
Exchange loss on long-term debt	12	4
Net finance costs (note 9)	21	16
Loss before income taxes	(2)	(9)

Income tax expense (recovery) (note 10)	(4)	6
Net earnings (loss)	$2	$(15)

Basic and diluted net earnings (loss) in dollars per share (note 7)	$0.02	$(0.15)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Net earnings (loss)	$2	$(15)

Other comprehensive earnings, net of income taxes:
Items that will never be reclassified to earnings (loss):
Defined benefit pension plans and other benefit plans (note 11)	29	5
Income tax expense	(7)	-
	22	5

Items that may be reclassified to earnings (loss) in future periods:
Foreign currency translation differences for foreign operations	11	6
Other comprehensive earnings for the period	33	11
Total comprehensive earnings (loss)	$35	$(4)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended December 28, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, September 28, 2013	$567	$6	$(354)	$219

Net earnings for the period	-	-	2	2
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	29	29
Income tax expense	-	-	(7)	(7)
Foreign currency translation differences for foreign operations	-	11	-	11

Balance - end of period, December 28, 2013	$567	$17	$(330)	$254

		Quarter ended December 29, 2012 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, September 29, 2012	$564	$(9)	$(455)	$100

Net loss for the period	-	-	(15)	(15)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	5	5
Foreign currency translation differences for foreign operations	-	6	-	6
Issue of warrants	3	-	-	3

Balance - end of period, December 29, 2012	$567	$(3)	$(465)	$99

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Cash flows from operating activities:
Net earnings (loss)	$2	$(15)
Adjustments for:
Depreciation and amortization	8	11
Net finance costs (note 9)	21	16
Income tax expense (recovery) (note 10)	(4)	6
Income tax paid	(3)	(2)
Excess cash contributions over employee future benefits expense	(8)	(11)
Gain on sale of assets (note 8)	(20)	(2)
Other	5	(4)
	1	(1)
Changes in non-cash working capital:
Trade and other receivables	(17)	24
Inventories	(9)	2
Prepaid expenses	1	2
Trade, other payables and accrued charges	2	(31)
	(23)	(3)
	(22)	(4)
Cash flows from investing activities:
Disbursements for property, plant and equipment	(42)	(40)
Proceeds from sale of assets (note 8)	23	2
Change in restricted cash	(7)	4
	(26)	(34)
Cash flows from financing activities:
Change in operating bank loans	4	1
Increase in long-term debt	33	24
Repayments of long-term debt	(1)	(1)
Interest paid	(20)	(18)
	16	6
	(32)	(32)

Foreign exchange gain on cash and cash equivalents held in foreign currencies	3	1
Net decrease in cash and cash equivalents	(29)	(31)

Cash and cash equivalents, beginning of period	73	87
Cash and cash equivalents, end of period	$44	$56

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

					Quarter ended December 28, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$83	$126	$65	$80	$-	$-	$354
Internal	16	-	8	-	3	(27)	-
	99	126	73	80	3	(27)	354

Freight and other deductions	9	10	14	11	-	-	44
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	88	97	57	60	3	(27)	278
Selling, general and administrative	3	5	1	2	6	-	17
Share-based compensation	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	(2)	14	1	7	(7)	-	13
Depreciation and amortization	1	4	2	1	-	-	8
Other items (note 8)	-	-	-	-	(14)	-	(14)

Operating earnings (loss)	$(3)	$10	$(1)	$6	$7	$-	$19

Additions to property, plant and equipment	$2	$30	$1	$1	$-	$-	$34

Total assets	$151	$569	$145	$149	$61	$-	$1,075

Total liabilities	$56	$236	$33	$69	$427	$-	$821

					Quarter ended December 29, 2012 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$85	$103	$110	$78	$-	$-	$376
Internal	16	-	7	-	4	(27)	-
	101	103	117	78	4	(27)	376

Freight and other deductions	9	7	23	11	-	-	50
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	86	73	92	58	4	(27)	286
Selling, general and administrative	3	5	2	3	6	-	19
Share-based compensation	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	2	18	-	6	(7)	-	19
Depreciation and amortization	2	3	5	1	-	-	11
Other items (note 8)	-	-	-	-	1	-	1

Operating earnings (loss)	$-	$15	$(5)	$5	$(8)	$-	$7
Additions to property, plant and equipment	$2	$26	$5	$1	$-	$-	$34

Total assets	$207	$426	$279	$115	$-	$-	$1,027

Total liabilities	$60	$213	$68	$123	$464	$-	$928

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 28, 2013, except for the changes in accounting policies described below. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 28, 2013.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on January 30, 2014.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 28, 2013.

Changes in accounting policies

The Company adopted the amended IAS 19, Employee Benefits, which changes the recognition and measurement of defined benefit pension plans expense, other benefit plans expense, termination benefits and enhances the disclosure of employee future benefits. The most significant changes include the accounting for past service costs, which are no longer recognized over a service period, but are instead recognized immediately in the period of a plan amendment. In addition, the expected return on plan assets is now assumed to be equal to the discount rate applied to measure the defined benefit obligation. As such, a net interest cost (income) is calculated on the net defined benefit liability (asset). The Company has restated its comparative period results following the adoption of amended IAS 19.

The effect of adopting the amended standard on the consolidated balance sheets was as follows:

	As reported	Change	Restated
As at September 29, 2012
Employee future benefits	$285	$2	$287
Deficit	$(453)	$(2)	$(455)

As at September 28, 2013
Employee future benefits	$126	$1	$127
Deficit	$(353)	$(1)	$(354)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued)

Changes in accounting policies (continued)

The effect of adopting the amended standard on the consolidated statement of net earnings (loss) and comprehensive earnings (loss) for the quarter ended December 29, 2012, is as follows:

	Quarter ended December 29, 2012
	As reported	Change	Restated
Operating earnings	$7	$-	$7
Net finance costs	11	5	16
Income tax expense	6	-	6
Net loss	(10)	(5)	(15)

Defined benefit pension plans and other benefit plans	-	5	5
Foreign currency translation differences for foreign operations	6	-	6
Total comprehensive loss	$(4)	$-	$(4)

Basic and diluted net loss in dollars per share	$(0.10)		$(0.15)

The amended IAS 19 had no impact on cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

During the December 2013 quarter, the Company also adopted IFRS 7, Financial Instruments – Disclosures, and IFRS 13, Fair Value Measurement. The adoption of these standards had no significant impact on the interim consolidated financial statements.

3.	Inventories

	Dec. 28,	Sept. 28,
	2013	2013
Finished goods	$ 113	$ 111
Logs and wood chips	62	55
Supplies and materials	72	71
	$ 247	$ 237

Inventories carried at net realizable value	$ 15	$ 22

During the quarters ended in December 2013 and 2012, cost of sales consists primarily of inventories recognized as an expense. Inventories at December 28, 2013, were written down by $4 million (September 28, 2013 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

4.	Property, plant and equipment

	Net book value
	Dec. 28,	Sept. 28,
	2013	2013
Land	$3	$3
Buildings	44	42
Production equipment:
Pulp and paper	256	238
Sawmill	14	15
Forest access roads	9	9
Assets under construction	206	189
	$532	$496

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Property, plant and equipment (continued)

In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose manufacturing facility in Temiscaming, Quebec. As at the end of December 2013, the Company had incurred $163 million of capital expenditures for this project and had $48 million of outstanding commitments. For the quarter ended December 28, 2013, the Company had total additions to property, plant and equipment of $34 million, of which $26 million was for the upgrade of the specialty cellulose mill.

5.	Operating bank loans

The Canadian operations are supported by a $175 million asset-based revolving working capital facility expiring in March 2017. As at December 28, 2013, the amount available, based on eligible receivables and inventories, was $131 million of which $56 million was drawn and $57 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of December 2013, the amount available was $35 million of which $5 million was drawn.

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		Dec. 28,	Sept. 28,
	Maturity	2013	2013
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$326	$314
Tembec Energy LP - 6.35% term loan secured by a first ranking charge	07/2022	20	20
Tembec Energy LP - 6.86% term loan secured by a first ranking charge	10/2022	20	-
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2028	53	40
Tembec Tartas SAS	Various	17	17
Kirkland Lake Engineered Wood Products Inc.	Various	9	9
Other	Various	2	2
		447	402

Less current portion		16	16
Less unamortized financing costs		17	17
		$414	$369

On October 18, 2013, the Company received the second advance of $20 million bearing interest at 6.86% on the Tembec Energy LP term loan secured by a first ranking charge. This advance is repayable in blended monthly instalments over a period of eight years beginning in November 2014 with a “balloon” payment of $12 million to be repaid in October 2022. The Company has classified $5 million of amounts received from the lender as restricted cash, pending the attainment of certain milestones related to the speciality cellulose project.

On December 10, 2013, the Company received an advance of $13 million on the Tembec Energy LP – 5.5% term loan secured by a second ranking charge.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Net earnings (loss)	$2	$(15)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$0.02	$(0.15)

During the December 2013 quarter, non-executive members of the Board were granted 830,581 Deferred Share Units (DSUs). These DSUs will vest in three equal amounts over the next three Annual General Shareholders’ meetings beginning on January 30, 2014.

During the December 2013 quarter, 557,808 DSUs were granted to senior executives under the Performance- Conditioned Share Unit (PCSU) plan.

8.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
Corporate:
Gain on sale of assets	$(20)	$(2)
Reorganization - severance costs	3	-
Costs for permanently idled facilities	3	3
	$(14)	$1

Quarter ended on December 28, 2013

On September 30, 2013, the Company announced the BC Lands Sale Initiative. During the December 2013 quarter, the Company completed the sale of various parcels of land for total proceeds of $23 million realizing a gain of $20 million.

During the December 2013 quarter, the Company reorganized certain management functions and roles and recorded a charge of $3 million for severance costs associated with personnel reductions.

During the December 2013 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

Quarter ended on December 29, 2012

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

During the December 2012 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Net finance costs

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Interest on long-term debt	$11	$10
Interest on short-term debt	-	1
Bank charges and other financing expenses	1	-
Exchange loss on long-term debt	12	4
Net interest cost on defined benefit plans	1	3
Interest capitalized on assets under construction	(4)	(2)
	$21	$16

Finance costs	$21	$16
Finance income	-	-
Net finance costs	$21	$16

10.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Loss before income taxes	$(2)	$(9)

Income tax recovery based on combined federal and provincial income tax rates of 26.2% (2013 - 26.3%)	$(1)	$(2)

Increase (decrease) resulting from:
Difference in statutory income tax rates	1	2
Permanent differences	2	-
Recognition of previously unrecognized tax assets	(6)	-
Unrecognized tax asset arising from current losses and other tax adjustments	-	6
	(3)	8
Income tax expense (recovery)	$(4)	$6

Income taxes:
Current	$4	$4
Deferred	(8)	2
Income tax expense (recovery)	$(4)	$6

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any.

The following table presents the Company’s employee future benefit costs included in net earnings (loss):

	Quarter ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Defined benefit pension plans	$2	$2
Defined contribution and other retirement plans	2	2
Other benefit plans	-	1
Current service cost	$4	$5

Interest cost	$1	$3

The variation in discount rate on obligations and the return on plan assets excluding amounts included in net interest on the net liability generated an actuarial gain on employee future benefits, included in comprehensive earnings, as follows:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)

Actuarial gain - variation in discount rate	$11	$-
Actuarial gain - return on plan assets	28	5
Effect of limit on recognition of assets	(10)	-
	$29	$5

The actuarial gain on variation in discount rate recognized in the statement of comprehensive earnings (loss) at December 28, 2013, was based on an increase of the discount rate for pension plans from 4.60% used at September 28, 2013, to 4.70% at December 28, 2013.

12.	Financial instruments

Fair value

The carrying value and the fair value of long-term debt are as follows:

	Dec. 28,	Sept. 28,
	2013	2013
Carrying value	$430	$385
Fair value	$481	$428

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments (continued)

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Dec. 28,	Sept. 28,
	2013	2013
Loans and receivables, other than cash, cash equivalents and restricted cash	$184	$167
Cash, cash equivalents and restricted cash	$52	$74

Exposure to liquidity risk

The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would amount to approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at December 28, 2013, totalled $100 million (September 28, 2013 - $109 million). The Company anticipates that the liquidity will likely remain below its stated objective as the capital expenditures associated with the Temiscaming project continue. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $40 million is undrawn. In addition, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

						December 28, 2013
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$434	(1)	$660	$53	$94	$423	$90
Unsecured loans	13		14	6	6	1	1
Operating bank loans	61		61	61	-	-	-
Trade and others	193		193	193	-	-	-
	$701		$928	$313	$100	$424	$91
(1) before financing costs

13.	Capital management

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. The net debt to total capitalization ratio of the Company was 55% as at December 28, 2013 (September 28, 2013 – 52%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.